Via Facsimile and U.S. Mail
Mail Stop 6010

January 7, 2009

David M. Dill
Executive Vice President and
Chief Financial Officer
LifePoint Hospitals, Inc.
103 Powell Court, Suite 200
Brentwood, TN 37027

Re: **LifePoint Hospitals, Inc.**
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed February 22, 2008
File Number: 000-51251

Dear Mr. Dill:

We have reviewed your November 21, 2008 response to our October 31, 2008 letter and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like. Please identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend the above filing.

Form 10-K for the Fiscal Year Ended December 31, 2007

Managements' Discussion and Analysis of Financial Condition and Results of Operations

Key Challenges, page 35

1. We believe your proposed tabular disclosure in response to our prior comment one could be improved by also including the dollar amount of each line item in the aging schedule. Please revise your disclosure to include these amounts.

Professional and general liability claims, page 47

2. Please refer to your response to our prior comment number four.

- Revise your proposed disclosure to discuss the key factors that resulted in the material changes in estimates for prior year professional and general liability insurance claims.

- Given that during 2006 and 2005 your prior year loss reserves decreased, please revise your sensitivity analysis around the professional and general liability claim reserves to show reasonably likely changes in the reserves, both potential increases and decrease.

- Please disclose the reason that the "number of factors considered in establishing the reserves" makes it "neither practical nor meaningful to isolate a particular assumption or parameter." We believe if there are certain assumptions or groups of assumptions that are significant and whose changes are reasonably likely to be material, you should identify them and illustrate the potential sensitivity around them.

- It remains unclear how you determined that discounting your unsettled loss reserves for professional liability claims is appropriate. Please tell us how your company specific information has enabled you to determine that the aggregate amount of the liability and the amount and timing of cash payments for the liability are fixed or reliably determinable. Please see paragraph 132 of SOP 96-1.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Don Abbott, Review Accountant, at (202) 551-3608 if you have any questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant